September 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kisses From Italy Inc. – Request for Acceleration of Effective Date
Registration Statement on Form S-1 (File No. 333-262277)

Acceleration Request
Requested Date: September 9, 2022

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the Registration Statement on Form S-1/A (File No. 333-262277) of Kisses From Italy Inc. be declared effective at 4:00 p.m. Eastern Time on Friday, September 9, 2022, or as soon thereafter as practicable. In connection with such request, the undersigned hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

3. The Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call Liang Shih, Esq., at The Crone Law Group, P.C., counsel for the Company, at (646) 861-7891, email: lshih@cronelawgroup.com.

Sincerely,

Kisses From Italy Inc.

By:	/s/ Michele Di Turi
Michele Di Turi
Co-Chief Executive Officer